UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER
SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION
OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 001-31911

AMERICAN NATIONAL GROUP INC.
(Exact name of registrant as specified in its charter)

One Moody Plaza
Galveston, Texas 77550
(888) 221-1234
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Depositary Shares, each representing a 1/1000th Interest in a Share of 6.625% Fixed-Rate Reset Non-Cumulative Preferred Stock, Series B
(Title of each class of securities covered by this Form)

Depositary Shares, each representing a 1/1000th Interest in a Share of 7.375% Fixed-Rate Non-Cumulative Preferred Stock, Series D
5.750% Senior Notes due 2029 6.000% Senior Notes due 2035 7.000% Fixed-Rate Reset Junior Subordinated Notes due 2055
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: None

Pursuant to the requirements of the Securities Exchange Act of 1934, American National Group Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

AMERICAN NATIONAL GROUP INC.

Date: October 16, 2025	By:	/s/ Reza Syed
	Name:	Reza Syed
	Title:	Executive Vice President and Chief Financial Officer